

Mail Stop 4561

August 15, 2018

Bryan J. Wiener
Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re: comScore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 23, 2018**
> **File No. 001-33520**

Dear Mr. Wiener:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31. 2017

1. We note that you "have not filed and do not intend to file separate Annual Reports on Form 10-K for the years ended December 31, 2015 and 2016." Provide your analysis as to why the filing of these reports is not necessary.

2. Further, you disclose on page 136 that your previously issued financial statements for the quarters ended March 31, June 30 and September 30, 2015 should no longer be relied upon and as a result, you have restated certain data in each of these quarterly periods although you have not filed amendments to the previously filed Forms 10-Q for each of these periods. Please explain to us why you believe that filing amendments is not required. We refer you to Question 133.01 of the Compliance and Disclosure Interpretations concerning Exchange Act Rules.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions.

Sincerely,
Division of Corporation Finance
Office of Information Technologies
and Services